October 30, 2015

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Calvert Variable Products, Inc.
File numbers 002-90309 and 811-04000

Ladies and Gentlemen:

As Counsel to Calvert Investments, Inc., it is my opinion, based upon an examination of the Trust's Declaration of Trust and By-Laws and such other original or photostatic copies of Trust records, certificates of public officials, documents, papers, statutes, and authorities as I deemed necessary to form the basis of this opinion, that the securities being registered by this Post-Effective Amendment No. 83 of the Trust will, when sold, be legally issued, fully paid and non-assessable.

Therefore, I consent to filing this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Fund's Post-Effective Amendment No. 83 to its Registration Statement.

Sincerely,

/s/ Lancelot A. King

Lancelot A. King
Associate General Counsel